August 22, 2019

Chaim Lebovits
President and Chief Executive Officer
Brainstorm Cell Therapeutics Inc.
1325 Avenue of Americas, 28th Floor
New York, NY 10019

       Re: Brainstorm Cell Therapeutics Inc.
           Registration Statement on Form S-3
           Filed August 16, 2019
           File No. 333-233349

Dear Mr. Lebovits:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Thomas B. Rosedale, Esq. - BRL Law Group LLC